UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No.__)*

B. Riley Principal Merger Corp.
(Name of Issuer)
Class A common stock, par value $0.0001 per share/font>
(Title of Class of Securities)
05586Y106
(CUSIP Number)
Castle Creek Arbitrage, LLC 190 South LaSalle Street, Suite 3050 Chicago, IL 60603 (312) 692-5075
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 31, 2019
(Date of Event Which Requires Filing of this Statement)

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of Reporting Persons.	Castle Creek Arbitrage, LLC
(2)		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)		SEC Use Only
(4)		Citizenship or Place of Organization	DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	Sole Voting Power	0
	(6)	Shared Voting Power	1,060,000
	(7)	Sole Dispositive Power	0
	(8)	Shared Dispositive Power	1,060,000
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person		1,060,000
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐
(11)	Percent of Class Represented by Amount in Row (9)		7.14%
(12)	Type of Reporting Person (See Instructions)		IA

(1)	Names of Reporting Persons.	Mr. Allan Weine
(2)		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)		SEC Use Only
(4)		Citizenship or Place of Organization	United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	Sole Voting Power	0
	(6)	Shared Voting Power	1,060,000
	(7)	Sole Dispositive Power	0
	(8)	Shared Dispositive Power	1,060,000
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person		1,060,000
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐
(11)	Percent of Class Represented by Amount in Row (9)		7.14%
(12)	Type of Reporting Person (See Instructions)		IN

(1)	Names of Reporting Persons.	CC ARB West, LLC
(2)		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)		SEC Use Only
(4)		Citizenship or Place of Organization	United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	Sole Voting Power	0
	(6)	Shared Voting Power	900,000
	(7)	Sole Dispositive Power	0
	(8)	Shared Dispositive Power	900,000
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person		900,000
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐
(11)	Percent of Class Represented by Amount in Row (9)		6.06%
(12)	Type of Reporting Person (See Instructions)		PN

(1)	Names of Reporting Persons.	CC Arbitrage, Ltd
(2)		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)		SEC Use Only
(4)		Citizenship or Place of Organization	Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	Sole Voting Power	0
	(6)	Shared Voting Power	160,000
	(7)	Sole Dispositive Power	0
	(8)	Shared Dispositive Power	160,000
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person		160,000
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐
(11)	Percent of Class Represented by Amount in Row (9)		1.08%
(12)	Type of Reporting Person (See Instructions)		OO

Item 1(a).  Name of Issuer:

B. Riley Principal Merger Corp.

Item 1(b).  Address of Issuer’s Principal Executive Offices:

299 Park Avenue, 7th Floor

New York, NY 10171

Item 2(a).  Names of Persons Filing:

Castle Creek Arbitrage, LLC, Mr. Allan Weine, CC ARB West, LLC, and CC Arbitrage, Ltd

The principal business address of each reporting person is 190 South LaSalle Street, Suite 3050, Chicago, IL 60603

Item 2(c).  Citizenship:

Castle Creek Arbitrage, LLC is a Delaware limited liability company

Mr. Weine is a US citizen

CC ARB West, LLC is a Delaware limited liability company

CC Arbitrage, Ltd is a Cayman Island Company

Item 2(d).  Title of Class of Securities:

Class A common stock, par value $0.0001 per share (the “Shares”)

Item 2(e).  CUSIP Number:

05586Y106

Item 3.      If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

☐     (a)    Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

☐     (b)    Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

☐     (c)    Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

☐     (d)    Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

☒     (e)    An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

☐     (f)    An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

☐     (g)    A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

☐     (h)    A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

☐     (i)    A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the     Investment Company Act of 1940 (15 U.S.C. 80a-3);

☐     (j)    Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.      Ownership.

Reference is hereby made to Items 5-9 and 11 of pages 2 - 4 of this Schedule, which Items are incorporated by reference herein.

1,060,000 Shares may be deemed beneficially owned with the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, by (1) Castle Creek Arbitrage, LLC by virtue of its investment discretion and voting authority granted by its clients and (2) Mr. Allan Weine, by virtue of his position with and ownership of Castle Creek Arbitrage LLC. Mr. Weine disclaims beneficial ownership of any shares reported on this Schedule.

CC ARB West, LLC owns 6.06%, and CC Arbitrage, Ltd owns 1.08% based on 14,837,500 shares of Class A common stock, par value $0.0001 per share reported as outstanding by the Issuer on its Form 10-Q for the quarterly period ended September 30, 2019.

Item 5.      Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [  ].

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

Castle Creek Arbitrage, LLC, is a registered investment adviser whose clients, CC ARB West, LLC, greater than 5% owner, and CC Arbitrage, LLC , have the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of the securities reported on this Schedule. Castle Creek Arbitrage, LLC, as investment manager of CC ARB West, LLC and CC Arbitrage, Ltd., and Mr. Allan Weine, as managing member of Castle Creek Arbitrage, LLC, may be deemed to beneficially own the 1,060,000 Shares on behalf of CC ARB West, LLC and CC Arbitrage, Ltd. Castle Creek Arbitrage, LLC and Mr. Allan Weine disclaim beneficial ownership of the shares reported herein that are not directly owned by Castle Creek Arbitrage, LLC and Mr. Allan Weine, except to the extent of their pecuniary interest therein.

Item 7.      Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.      Identification and Classification of Members of the Group

Not applicable.

Item 9.      Notice of Dissolution of Group

Not Applicable.

Item 10.      Certification

By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2020	Castle Creek Arbitrage, LLC By: /s/ Mr. Allan Weine Name: Mr. Allan Weine Title: Managing Member and Individually By: /s/ Chris Perz Name: Chris Perz Title: Chief Compliance Officer

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them Statements on Schedule 13D or Schedule 13G, as applicable (including amendments thereto), with regard to the securities of B. Riley Principal Merger Corp., and further agree that this Joint Filing Agreement be included as an Exhibit to any such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement as of February 14, 2020.

By: /s/ Mr. Allan Weine Name: Mr. Allan Weine Title: Managing Member and Individually By: /s/ Chris Perz Name: Chris Perz Title: Chief Compliance Officer